                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ________________________
                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)


                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)/1/


                               yesmail.com, inc.
                   ----------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $.0001 per share
                   ----------------------------------------
                        (Title of Class of Securities)


                                   98583Q101
                           -------------------------
                                (CUSIP Number)


                  William Williams, II, Esq., General Counsel
                                  CMGI, Inc.
              100 Brickstone Square, Andover, Massachusetts 01810
                                (978) 684-3880
  --------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 14, 1999
         -------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[_]


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 98583Q101                                     PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CMGI, Inc.                          04-2921333

------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
      N/A                                                       (b) [_]

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3     SEC USE ONLY



------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

      N/A
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,044,400       19.9%

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,754,722       38.2%
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,044,400       19.9%

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          N/A
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,799,122
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      58.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CMGI, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO. 98583Q101                                          Page 3 of 10 pages
          ---------

Item 1.  SECURITY AND ISSUER.
         -------------------

         This statement on Schedule 13D relates to the Common Stock of yesmail.com, inc., a Delaware corporation ("YesMail" or "Issuer").
         The principal executive offices of YesMail are located at 565 Lakeview Parkway, Suite 135, Vernon Hills, Illinois 60061.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         The name of the corporation filing this statement is CMGI, Inc., a Delaware corporation ("CMGI"). CMGI's principal business is developing and operating Internet and direct marketing companies and funding synergistic Internet companies through its affiliated venture funds. The address of the principal executive offices of CMGI is 100 Brickstone Square, Andover, Massachusetts 01810. Set forth on Schedule A is the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of CMGI's directors and executive officers, as of the date hereof.

         Neither CMGI nor, to CMGI's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of December 14, 1999 (the "Merger Agreement"), among CMGI, Mars Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of CMGI ("Merger Sub"), and YesMail and, subject to the conditions set forth therein (including approval by stockholders of YesMail), Merger Sub will merge with and into YesMail and YesMail will become a wholly owned subsidiary of CMGI (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into YesMail with YesMail remaining as the surviving corporation (the "Surviving Corporation").

         As a result of the Merger, each outstanding share of YesMail Common Stock, other than YesMail treasury shares and shares owned by CMGI, will be converted into the right to receive 0.1252 of a share (the "Exchange Ratio") of CMGI Common Stock, and each outstanding YesMail option and warrant to purchase YesMail Common Stock will be assumed by CMGI, subject to the same terms and conditions as were applicable prior to the Merger, and will become an option or warrant, as the case may be, to purchase that number of shares of CMGI Common Stock as is equal (subject to rounding) to the number of shares of YesMail Common Stock that was subject to such option or warrant immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each assumed option and warrant will be equal to the quotient determined by dividing the aggregate exercise price for the shares of YesMail Common Stock purchasable pursuant to the YesMail option or warrant immediately prior to the effective time of the Merger by the number of full shares of CMGI Common Stock deemed purchasable pursuant to such option or warrant in accordance with the foregoing,

CUSIP NO. 98583Q101                   13D                     Page 4 of 10 pages
          ---------


         rounded up to the nearest whole cent. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by this reference.

         In connection with the Merger Agreement, CMGI and the Issuer entered into a Stock Option Agreement, dated as of December 14, 1999 (the "Option Agreement"). The Option Agreement grants CMGI the right, under certain circumstances, to purchase up to 4,044,400 shares of YesMail Common Stock at a price of $25.76 per share (subject to adjustment); provided, however, that the number of shares issuable to CMGI pursuant to the Option Agreement shall not exceed 19.9% of the outstanding shares of YesMail Common Stock (the "Option"). The foregoing summary of the Option Agreement and the Option is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by this reference.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         The purpose of the acquisition of securities of YesMail is to expand the direct marketing capabilities of CMGI.

         (a)-(b) As described in Item 3 above, this statement relates to the Merger of Merger Sub with and into YesMail in a statutory merger pursuant to the Delaware General Corporation Law statute and to the transactions contemplated by the Option Agreement. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and YesMail will continue as the Surviving Corporation and as a wholly owned subsidiary of CMGI. Holders of outstanding YesMail Common Stock will receive, in exchange for each share of YesMail Common Stock held by them, 0.1252 shares of CMGI Common Stock. CMGI will assume the outstanding YesMail options and warrants.

         As an inducement to CMGI to enter into the Merger Agreement, each of the individuals and the entities set forth on Schedule B, each a stockholder of YesMail (collectively, the "Stockholders"), has executed a Stockholder Agreement, dated as of December 14, 1999, with CMGI (the "Stockholder Agreement"), and, by doing so, has irrevocably appointed CMGI as such stockholder's lawful attorney and proxy. Such proxy gives CMGI the limited right to vote each of the 7,754,722 shares of YesMail Common Stock beneficially owned by the Stockholders in all matters related to the Merger. The shared voting power with the Stockholders relates to the same 7,754,722 shares of Issuer Common Stock (the "Shares"). The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the Stockholder Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by this reference.

         In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholders, CMGI (or any nominee of CMGI) will be limited, at every YesMail stockholders meeting and every written consent in lieu of such meeting, to vote the shares in favor of approval of the Merger and the Merger Agreement. The Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective and

CUSIP NO. 98583Q101                   13D                     Page 5 of 10 pages
          ---------

         (ii) the date of termination of the Merger Agreement, each in accordance with the terms and provisions of the Merger Agreement.

         (c)  Not applicable.

         (d) It is anticipated that, upon consummation of the Merger, the directors of Merger Sub immediately prior to the Merger shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of YesMail, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the Delaware General Corporation Law statute and such Certificate of Incorporation; provided, however, that
         Article IV of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000, all of which shall consist of common stock, $.01 par value per share." Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger shall be the By-laws of the Surviving Corporation until thereafter amended; provided, however, that the name of the corporation set forth in the By-laws shall be changed to the name of the Issuer. In addition, each of the Merger Agreement and the Option Agreement may have the effect of impeding the acquisition of control of Issuer by any person other than CMGI.

         (h)-(i) If the Merger is consummated as planned, the YesMail Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

         (j) Other than as described above, CMGI currently has no plan or proposals which relate to, or may result in, any of the matters listed in Item 4(a)-(i) of Schedule 13D (although CMGI reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a)-(b) As a result of the Stockholder Agreement, CMGI may be deemed to be the beneficial owner of at least 11,799,122 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 58.1% of the issued and outstanding shares of Issuer Common Stock. Schedule B sets forth the applicable information required by Item 2 with respect to each of the Stockholders with whom the power to vote is shared.

         (c)-(e)  Not applicable.

CUSIP NO. 98583Q101                   13D                     Page 6 of 10 pages
          ---------


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

         Other than the Merger Agreement, the Option Agreement and the Stockholder Agreement, to the best knowledge of CMGI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of YesMail, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger and Reorganization, dated as of December 14, 1999, by and among CMGI, Merger Sub and YesMail.

         2. Stock Option Agreement, dated as of December 14, 1999, by and between CMGI and YesMail.

         3. Stockholder Agreement, dated as of December 14, 1999, by and among CMGI and each of the Stockholders.

CUSIP NO. 98583Q101                   13D                     Page 7 of 10 pages
          ---------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  December 23, 1999

                                    CMGI, INC.

                                    By: /s/ Andrew J. Hajducky III
                                        -------------------------------
                                        Andrew J. Hajducky III

                                    Title:  Executive Vice President, Chief
                                            Financial Officer and Treasurer

CUSIP NO. 98583Q101                  13D                     Page 8 of 10 pages
          ---------
                                  Schedule A
                                  ----------

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                      NAME                                                    BUSINESS ADDRESS
                      ----                                                    ----------------
-------------------------------------------------------------------------------------------------------------------------
EXECUTIVE OFFICERS OF CMGI
-------------------------------------------------------------------------------------------------------------------------
David Andonian                                                   100 Brickstone Square
President, Corporate Business Development & Operations           Andover, MA 01810
-------------------------------------------------------------------------------------------------------------------------
Andrew J. Hajducky III                                           100 Brickstone Square
Executive Vice President, Chief Financial Officer and Treasurer  Andover, MA 01810
-------------------------------------------------------------------------------------------------------------------------
Hans G. Hawrysz                                                  100 Brickstone Square
President, Strategic Planning                                    Andover, MA 01810
-------------------------------------------------------------------------------------------------------------------------
Paul L. Schaut                                                   100 Brickstone Square
President, Chief Executive Officer, Engage Technologies, Inc.    Andover, MA 01810
 (a subsidiary of CMGI)
-------------------------------------------------------------------------------------------------------------------------
Richard F. Torre                                                 100 Brickstone Square
President, Chief Executive Officer, SalesLink Corporation        Andover, MA 01810
(a subsidiary of CMGI)
-------------------------------------------------------------------------------------------------------------------------
David S. Wetherell                                               100 Brickstone Square
Chairman of the Board, President, Chief Executive Officer and    Andover, MA 01810
 Secretary
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
DIRECTORS OF CMGI
(PRESENT PRINCIPAL OCCUPATION)
-------------------------------------------------------------------------------------------------------------------------
William H. Berkman                                               The Associated Group
(Principal, The Associated Group)                                650 Madison Avenue
                                                                 New York, NY 10022
-------------------------------------------------------------------------------------------------------------------------
Craig D. Goldman                                                 Cyber Consulting Services Corp.
(Chief Operating Officer, Cyber Consulting Services Corp.)       1058 Ramapo Valley Road
                                                                 Mahwah, NJ 07430
-------------------------------------------------------------------------------------------------------------------------
Avram Miller                                                     The Avram Miller Company
(Chief Executive Officer, The Avram Miller Company)              505 Montgomery Street
                                                                 San Francisco, CA 94111
-------------------------------------------------------------------------------------------------------------------------
Robert J. Ranalli                                                2923 Indigo Bush Way
                                                                 Naples, FL 34105
-------------------------------------------------------------------------------------------------------------------------
William D. Strecker                                              Compaq Computer Corporation
(Senior Vice President of Technology and Corporate               MS-110806
 Development, Chief Technical Officer, Compaq Computer           20555 State Highway 249
 Corporation)                                                    Houston, TX 77070-2649
-------------------------------------------------------------------------------------------------------------------------
David S. Wetherell                                               See Above
-------------------------------------------------------------------------------------------------------------------------

Citizenship of the above named persons:  USA

CUSIP NO. 98583Q101                  13D                     Page 9 of 10 pages
          ---------
                                  Schedule B
                                  ----------

-------------------------------------------------------------------------------------------------------------------------
                                      STOCKHOLDER                                                 NO. OF SHARES
-------------------------------------------------------------------------------------------------------------------------
Manley Partners, L.P.                                                                                618,169
Address and Contact:
   Kevin R. Manley, General Partner
   565 Lakeview Parkway
   Suite 135
   Vernon Hills, IL 60061
Principal Business: Investment Fund
Place of Organization: Delaware
-------------------------------------------------------------------------------------------------------------------------
Kevin R. Manley
   565 Lakeview Parkway
   Suite 135
   Vernon Hills, IL 60061
Present Principal Occupation: Manager, Special Projects, of yesmail.com, inc.
Citizenship: USA                                                                                   1,534,609
-------------------------------------------------------------------------------------------------------------------------
Michael Santer                                                                                       551,250
Residence or Business Address:
   732 Rosewood Drive
   Palo Alto, CA  94303
Present Principal Occupation: Venture Capital
Citizenship:  USA
-------------------------------------------------------------------------------------------------------------------------
Speer Partners, L.P.                                                                                 346,875
Address and Contact:
   Keith Speer, General Partner
   565 Lakeview Parkway
   Suite 135
   Vernon Hills, IL 60061
Principal Business: Investment Fund
Place of Organization: Delaware
-------------------------------------------------------------------------------------------------------------------------
Keith Speer
Residence or Business Address:
   565 Lakeview Parkway
   Suite 135
   Vernon Hills, IL 60061
Present Principal Occupation: Operations Manager, of yesmail.com, inc.
Citizenship:  USA                                                                                  1,092,708
-------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 98583Q101                   13D                    Page 10 of 10 pages
          ---------

-------------------------------------------------------------------------------------------------------------------------
J N Weiss Partners, L.P.                                                                           356,250
Address and Contact:
   John N. Weiss, General Partner
   565 Lakeview Parkway
   Suite 135
   Vernon Hills, IL 60061
Principal Business: Investment Fund
Place of Organization: Delaware
-------------------------------------------------------------------------------------------------------------------------
John N. Weiss
Residential or Business Address:
   565 Lakeview Parkway
   Suite 135
   Vernon Hills, IL 60061
Present Principal Occupation: Director of Sales/Training, of yesmail.com, inc.
Citizenship: USA                                                                                   1,102,083
-------------------------------------------------------------------------------------------------------------------------
Wruk Partners, L.P.                                                                                1,463,889
Address and Contact:
   Kenneth D. Wruk, General Partner
   565 Lakeview Parkway
   Suite 135
   Vernon Hills, IL 60061
Principal Business: Investment Fund
Place of Organization: Delaware
-------------------------------------------------------------------------------------------------------------------------
Kenneth D. Wruk
Residential or Business Address:
   565 Lakeview Parkway
   Suite 135
   Vernon Hills, IL 60061
Present Principal Occupation: Vice President, Strategic Alliances, of yesmail.com, inc.
Citizenship: USA                                                                                     688,889
-------------------------------------------------------------------------------------------------------------------------